1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 24, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND OTHER CONSTITUTIONAL DOCUMENTS

AND

PROPOSED CHANGE OF DIRECTORS AND SUPERVISORS

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND OTHER CONSTITUTIONAL DOCUMENTS

According to the regulatory requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, coupled with the amendments to the Company Law of the People’s Republic of China (the “Company Law”) and the actual operation of Yanzhou Coal Mining Company Limited (the “Company”), the Company proposes to make amendments and improvements to the existing Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”) and to make corresponding amendments to the Rules of Procedure for Shareholders’ General Meeting of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for Shareholders’ General Meeting”), Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Board”) and Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Supervisory Committee”).

I.	Details of the proposed amendments to the Articles of Association are as follows:

1.	Article 12

(1) Details of the amendments

The original Article 12 of the existing Articles of Association provides the following:

“Article 12: The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coke and iron ore; import and export of goods and technology; warehousing; automobile repairs.

Subject to compliance with applicable laws and administrative regulations of the People’s Republic of China (“PRC”) the Company has the power to raise and borrow money which power includes (without limitation) the issue of debentures, the charging or mortgaging of part or whole of the Company’s business or properties and to provide guarantees or mortgages for the debts of third parties (including, without limitation, the subsidiaries or associated companies of the Company) in all types of circumstances.”

The above article is to be amended as follows:

“Article 12: The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease, repair, installation and dismantlement of machinery and equipments in the mining area; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coke and iron ore; import and export of goods and technology; warehousing; automobile repairs; labour dispatch.”

(2) Basis of the Amendments

The Company will add “installation and dismantlement of coal mining work surface” and “export of coal processing technician labour” to its operation, therefore the relevant provisions shall be amended. The third paragraph of the original Article does not fit the current operational situation and shall be deleted.

2.	Paragraph 3 of Article 30

(1) Details of the amendment

The Paragraph 3 of the original Article 30 of the existing Articles of Association provides the following:

“Article 30: ……

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

……”

The above paragraph is to be deleted.

(2) Basis of the Amendment

The Standing Committee of the National People’s Congress has approved the amendments to the Company Law, and it has come into force on 1 March 2014. The amended Company Law has cancelled the restriction on the minimum amount of registered capital of the Company and the rule stating that the Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law, has been abolished.

3.	Item 1, Paragraph 1 of Article 77

(1) Details of the amendment

The Item 1, Paragraph 1 of the original Article 77 of the existing Articles of Association provides the following:

“Article 77: Shareholders who request for of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

……”

The above article is to be amended as follows:

“Article 77: Shareholders who request for of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) Shareholders who individually or together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.”

(2) Basis of the Amendment

The amendments are made in accordance with the Article 100 of the Company Law, Article 9 of the Rules of Procedures for Shareholders’ General Meetings of Listed Companies and Article 43 of the Guidelines for Articles of Association of Listed Companies.

4.	Paragraphs 1 and 2 of Article 80

(1) Details of the amendments

The Paragraph 1 and Paragraph 2 of the original Article 80 of the existing Articles of Association provides the following:

“Articles 80: When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of the Company’s shares have the right to propose resolutions to the Company.

Shareholder(s) individually and jointly holding more than 5% of the Company’s shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions.

……”

The above article is to be amended as follows:

“Article 80: When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee and shareholder(s) individually and jointly holding more than 3% of the Company’s shares have the right to propose resolutions to the Company.

Shareholder(s) individually and jointly holding more than 3% of the Company’s shares may propose special resolutions in writing to the convenor 10 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions.

……”

(2) Basis of the Amendments

The amendments are made in accordance with the Article 102 of the Company Law, Article 14 of the “Rules of Procedures for Shareholders’ General Meetings of Listed Companies” and Article 53 of the “Guidelines for Articles of Association of Listed Companies”.

5.	Paragraph 1 of Article 178

(1) Details of the amendment

The Paragraph 1 of the original Article 178 of the existing Articles of Association provides the following:

“Article 178: Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service and by registered mail. The time limits for the delivery of such notices are: for a board meeting, at least fourteen (14) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.

……”

The above article is to be amended as follows:

“Article 178: Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service, by registered mail, or by other means of electronic communication. The time limits for the delivery of such notices are: for a board meeting, at least fourteen (14) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.

……”

(2) Basis of the Amendment

In order to improve the operational efficiency of the Board and referring to the current operating practices and conditions, “other means of electronic communication” has been inserted to the ways of notifying for the meetings of the Board.

6.	Paragraph 1 of Article 209

(1) Details of the amendment

The Paragraph 1 of the original Article 209 of the existing Articles of Association provides the following:

“Article 209: Notices of meetings and extraordinary meetings of the supervisory committee shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limits for the delivery of such notices are: for a supervisory meeting, at least five (5) days before the meeting; and for an extraordinary supervisory meeting, at least two (2) days before the meeting.

……”

The above article is to be amended as follows:

“Article 209: Notices of meetings and extraordinary meetings of the supervisory committee shall be delivered in person, by facsimile, by express delivery service, by registered mail or by other means of electronic communication. The time limits for the delivery of such notices are: for a supervisory meeting, at least five (5) days before the meeting; and for an extraordinary supervisory meeting, at least two (2) days before the meeting.

……”

(2) Basis of the Amendment

In order to improve the operational efficiency of the supervisory committee of the Company (the “Supervisory Committee”) and referring to the current operating practices and conditions, “other means of electronic communication” has been inserted to the ways of notifying for the meetings of the Supervisory Committee.

7.	Item 1 of Article 248

(1) Details of the amendments

The Item 1 of the original Article 248 of the existing Articles of Association provides the following:

“Article 248: The profit distribution policies of the Company

1. Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

……”

The above article is to be amended as follows:

“Article 248: The profit distribution policies of the Company

1. Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

……”

(2) Basis of the Amendments

In accordance with Article 4 of the “No. 3 Guideline for the Supervision of Listed Companies - Cash Dividend Distribution of Listed Companies” promulgated by the China Securities Regulatory Commission and the “No. 7 Memorandum on Periodic Report of Listed Company - Matters Related to Cash Dividend Distribution in Preparation of Periodic Report” promulgated by the Shanghai Stock Exchange, the above amendment shall be incorporated.

8.	Item 1 of Article 288

(1) Details of the amendment

The Item 1 of the original Article 288 of the existing Articles of Association provides the following:

“Article 288: The Company’s Articles of Association shall be amended in the following manner:

(1) The board of directors, supervisory committee and shareholders who individually or jointly hold 5% or more of the Company’s voting shares shall propose the manner in which the Company’s Article of Association shall be amended.

……”

The above article is to be amended as follows:

“Article 288: The Company’s Articles of Association shall be amended in the following manner:

(1) The board of directors, supervisory committee and shareholders who individually or jointly hold 3% or more of the Company’s voting shares shall propose the manner in which the Company’s Article of Association shall be amended.

……”

(2) Basis of the Amendment

In accordance with Article 53 of the “Guidelines for Articles of Association of Listed Companies”, the above amendment shall be incorporated.

9.	In order to be in line and consistent with the expressions used in the existing law and regulations, coupled with the actual market practices, it is proposed that the Company standardizes particular wordings, expressions and presentation of the Articles of Association and the relevant rules of procedures of the Company.

II.	Details of the proposed amendments to the Rules of Procedures for Shareholders’ General Meeting

1.	Article 7

(1) Details of the amendments

The original Article 7 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 7: The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

……

(7) mutual provision of loans among the Company’s overseas subsidiaries of which a resolution is required to be passed at the shareholders’ general meeting;

(8) other matters except those requiring special resolutions in accordance with laws, administrative regulations or the Company’s Articles of Association.”

The following new Items are proposed to be inserted after Item 7 and the original Item 8 shall be read as Item 10:

“Article 7: The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

…

(7) mutual provision of loans among the Company’s overseas subsidiaries of which a resolution is required to be passed at the shareholders’ general meeting;

(8) resolution for the appointment, dismissal and non-reappointment of the auditors of the Company;

(9) approval on any change in the use of funds raised;

(10) other matters except those requiring special resolutions in accordance with laws, administrative regulations or the Company’s Articles of Association.”

(2) Basis of the Amendments

Based on the Articles of Association and the actual operation, such amendments shall improve the Company’s operability.

2.	Item 1, Paragraph 1 of Article 16

(1) Details of the amendment

The Item 1, Paragraph 1 of the original Article 16 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 16: Shareholders shall request an extraordinary general meeting or a general meeting of a class of shareholders in pursuant to the following proceedings:

(1) Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

……”

The above article is to be amended as follows:

“Article 16: Shareholders shall request an extraordinary general meeting or a general meeting of a class of shareholders in pursuant to the following proceedings:

(1) Shareholders who individually or together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

……”

(2) Basis of the Amendment

The above amendment is made in accordance with the changes in the Articles of Association.

3.	Item 1 and Item 2 of Article 28

(1) Details of the amendments

The Item 1 and Item 2 of the original Article 28 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 28: The board of directors, the supervisory committee and shareholders who hold more than 5% shares of the Company singly or jointly, are entitled to propose motions to the shareholders’ general meeting convened by the Company.

A shareholder singly or shareholders jointly holding more than 5% of the shares of the Company may propose new motions to the convener in writing 20 days before the shareholders’ general meeting. The convener shall issue supplementary notice of shareholders’ general meeting within two (2) days after receipt of the new motion and make announcement of the content of the new motion.

……”

The above article is to be amended as follows:

“Article 28: The board of directors, the supervisory committee and shareholders who hold more than 3% shares of the Company singly or jointly, are entitled to propose motions to the shareholders’ general meeting convened by the Company.

A shareholder singly or shareholders jointly holding more than 3% of the shares of the Company may propose new motions to the convener in writing 10 days before the shareholders’ general meeting. The convener shall issue supplementary notice of shareholders’ general meeting within two (2) days after receipt of the new motion and make announcement of the content of the new motion.

……”

(2) Basis of the Amendments

The above amendments are made in accordance with the changes in the Articles of Association.

4.	Article 80

(1) Details of the amendment

The original Article 80 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 80: Trading of the Company’s shares shall be suspended when a shareholder’s general meeting is in progress. The board of directors and other convener(s) shall ensure that the shareholders’ general meeting will be held uninterruptedly within reasonable working hours until a final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any other exceptional reasons, the board of directors and other convener(s) shall make explanation to the Stock Exchange concerned and make a public announcement. The board of directors and other convener(s) shall take necessary measures to convene the shareholders’ general meeting as soon as possible.”

The above article is to be amended as follows:

“Article 80: The board of directors and other convener(s) shall ensure that the shareholders’ general meeting will be held uninterruptedly within reasonable working hours until a final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any other exceptional reasons, the board of directors and other convener(s) shall make explanation to the Stock Exchange concerned and make a public announcement. The board of directors and other convener(s) shall take necessary measures to convene the shareholders’ general meeting as soon as possible.”

(2) Basis of the Amendment

Such requirement has been abolished after the relevant provision in the “Rules Governing the Listing of Stocks on Shanghai Stock Exchange” was amended.

5.	Article 82

(1) Details of the amendment

The original Article 82 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 82: Disclosure of resolutions of shareholders’ general meetings shall be carried out concurrently both locally and in overseas where the Company’s shares are listed. Public announcement of resolutions of shareholders’ general meetings shall be issued in at least one (1) local newspaper designated by the CSRC in Chinese; such announcement shall also be in issued in a Hong Kong newspaper in both Chinese and English.”

The above article is to be amended as follows:

“Article 82: Disclosure of resolutions of shareholders’ general meetings shall be carried out concurrently both locally and in overseas where the Company’s shares are listed.”

(2) Basis of the Amendment

Following the amendments to the “Rule Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, the requirements for disclosing relevant information relating to announcements in newspapers have been abolished.

III.	Details of the proposed amendments to the Rules of Procedures for the Board

1.	New Articles 24, 25

(1) Details of the amendments

The following new articles, Article 24 and Article 25, are proposed to be inserted after Article 23 and the article numbers of all subsequent articles are to be automatically re-numbered.

“Article 24 Main duties of the Strategy and Development Committee are as follows:

i.	to analyse and propose the Company’s long-term development strategies and significant investments;

ii.	to analyse and propose the Company’s annual strategic plans and operational plans;

iii.	to supervise the implementation of the Company’s strategic plans and operational plans;

iv.	to conduct studies and make recommendation on important matters that would affect the development of the Company;

v.	to perform any other duties as inferred by the Board of Directors.”

“Article 25 Main duties of the Nomination Committee are as follows:

i.	to review the structure, size and composition (including skills, knowledge and experience) of the Board of Directors at least once annually on the basis of the Company’s operation, asset scale and equity structure, and to make recommendations on any changes made to the Board of Directors to cope with the Company’s strategies;

ii.	to study the selection criteria, procedures and methods of Directors and senior management and to make recommendations in this regard;

iii.	to extensively identify eligible candidates for the positions of Directors and senior management and to select and nominate such candidates to fill in the positions of Directors and senior management and make recommendations to the Board of Directors in this regard;

iv.	to examine the qualifications of candidates for Directors and senior management and to advise and make recommendations to the Board of Directors in respect of appointment;

v.	to make recommendations to the Board of Directors on the appointment or re-appointment of Directors and senior management and succession planning for Directors, in particular the Chairman, and senior management;

vi.	to make independence assessment of independent non-executive Directors;

vii.	to report to the Board of Directors on decisions or recommendations made by the committee, except for those prohibited to report by laws or regulations;

viii.	other duties authorzied by the Board of the Company, and to address questions raised by the chairman of the committee or, in case of the absence of the chairman of the committee, another committee member or its proxy at the annual general meeting upon requested by the Chairman;

ix.	other requirements in respect of the working scope of the committee governed by the listing rules as amended from time to time of other places where the securities of the Company are listed.

(2) Basis of the Amendments

Such amendments are made in accordance with the set up of special committees of the Board, coupled with the provisions under Article 9 of “Terms of Reference of the Strategy and Development Committee of the Board” and Article 10 of “Terms of reference of the Nomination Committee of the Board”.

2.	Article 58 (renumbered as Article 60)

(1) Details of the amendment

The original Article 58 of the existing Rules of Procedures for the Board provides the following:

“Article 58: Announcement regarding the resolutions of the board of directors should be published in Chinese in at least one (1) domestic newspaper designated by CSRC for disclosure of information; and in both Chinese and English in Hong Kong’s newspapers.”

The above article is to be amended as follows:

“Article 60: Disclosure of resolutions of the board of directors shall be carried out concurrently both locally and in overseas where the Company’s shares are listed.”

(2) Basis of the Amendment

Following the amendments to the “Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, the requirements for disclosing relevant information relating to announcements in newspapers have been abolished.

Due to the proposed amendments, the article numbers of all subsequent articles are to be automatically re-numbered.

IV.	Details of the proposed amendments to the Rules of Procedures for the Supervisory Committee

1.	Paragraph 2 of Article 20

(1) Details of the amendments

The Paragraph 2 of the original Article 20 of the existing Rules of Procedure for the Supervisory Committee provides the following:

“Article 20: ……

Notice period of the meeting of Supervisory Committee shall be at least five days in advance. Supervisors shall be notified at least two days in advance before the convening of extraordinary supervisory meeting. The way of notifying for the meeting of the Supervisory Committee shall be by way of delivery in person, facsimile, courier or registered mail. Once the meeting shall not be convened as scheduled, it shall make an announcement and give reasons therefor.

……”

The above paragraph is to be amended as follows:

“Article 20: ……

Notice period of the meeting of Supervisory Committee shall be at least five days in advance. Supervisors shall be notified at least two days in advance before the convening of extraordinary supervisory meeting. The way of notifying for the meeting of the Supervisory Committee shall be by way of delivery in person, facsimile, courier, registered mail or other means of electronic communication. Once the meeting shall not be convened as scheduled, it shall make an announcement and give reasons therefor.

……”

(2) Basis of the Amendment

In order to improve the operational efficiency of the meetings of the Supervisory Committee and referring to the current operating practices and conditions, “other means of electronic communication” has been added to the ways of notifying for the meetings of the Supervisory Committee, in accordance with the amendments to the Articles of Association

2.	Article 35

(1) Details of the amendments

The original Article 35 of the existing Rules of Procedure for the Supervisory Committee provides the following:

“Article 35: For the matters which are not covered by the Rules, they shall be executed with reference with the Rules of procedure of the Committee.”

The above article is to be amended as follows:

“Article 35: Where these Rules are in conflict with any of the promulgated laws, regulations, local listing rules and the articles and association of the Company, the relevant laws, regulations, rules and articles shall be complied with.”

(2) Basis of the Amendment

To be consistent with the related provisions of the Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedures for the Board.

If the above amendments caused any changes to the numbering of other articles in the Articles of Association or the relevant rules of procedures, the relevant numbers of all subsequent articles are to be automatically re-numbered.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and relevant rules of procedures and a notice of the general meeting will be despatched to the shareholders of the Company as soon as practicable.

PROPOSED CHANGED OF DIRECTORS AND SUPERVISORS

Proposed Change of Directors

The resolution on nomination of directors of the Company (the “Directors”) for the sixth session of the board of Directors (the “Board”) was considered and approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014. It was agreed that Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Wu Yuxiang and Mr. Zhang Baocai were nominated as candidates for Directors for the sixth session of the Board, and Mr. Wang Xiaojun and Mr. Xue Youzhi were nominated as candidates for independent non-executive Directors for the sixth session of the Board, and decided to submit this resolution to the 2013 annual general meeting of the Company for consideration and approval.

The Board hereby announces that, Mr. Zhang Yingmin, Mr. Shi Xuerang and Mr. Dong Yunqing will cease to act as Directors due to expiration of the term of service of the fifth session of the Board with effect from the conclusion of the 2013 annual general meeting of the Company; Mr. Dong Yunqing will cease to act as member of Audit Committee and Remuneration Committee of the Board upon conclusion of the 2013 annual general meeting of the Company; and Mr. Wang Xianzheng and Mr. Cheng Faguang will cease to act as independent non-executive Directors due to expiration of the term of service of the fifth session of the Board with effect from the conclusion of the 2013 annual general meeting of the Company; Mr. Wang Xianzheng will cease to act as member of Audit Committee of the Board upon conclusion of the 2013 annual general meeting of the Company; and Mr. Cheng Faguang will cease to act as chairman of Audit Committee of the Board and member of Nomination Committee of the Board upon conclusion of the 2013 annual general meeting of the Company.

Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Dong Yunqing, Mr. Wang Xianzheng and Mr. Cheng Faguang confirm that there is no disagreement between them and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholder”).

The Board further announces that, Mr. Yin Mingde and Mr. Wu Xiangqian are proposed to be appointed as Directors and Mr. Wang Lijie and Mr. Jia Shaohua are proposed to be appointed as independent non-executive Directors with the term of service being the same as the sixth session of the Board. Such appointments will be subject to the approval by the Shareholders at the 2013 annual general meeting of the Company.

The biographical details of Mr. Yin Mingde are as follows:

Mr. Yin Mingde, aged 51, a senior engineer, a senior policy advisor and a registered safety engineer with a master’s degree and the Company’s general manager. Mr. Yin joined the predecessor of the Company in 1980. He was the deputy head of Beisu Coal Mine in 1997. In 2000, he became the deputy minister of the strategic marketing resources development department of Yankuang Group Corporation Limited (“Yankuang Group”). He was the general manager of Shanxi Nenghua Company Limited previously owned by Yankuang Group in 2002. In 2006, he was appointed as the general manager of Shanxi Nenghua Company Limited (a subsidiary of the Company) and chairman and deputy secretary of the Party Committee of Shanxi Tianhao Chemicals Company Limited. He became the general manager and deputy secretary of the party committee of Yanzhou Coal Ordos Neng Hua Company Limited (a subsidiary of the Company) in 2011. In 2012, he was appointed as the chairman, general manager and deputy secretary of the party committee of the Ordos Nenghua Company Limited and the chairman of the Inner Mongolia Haosheng Coal Mining Company Limited. In March 2014, Mr. Yin was appointed as the general manager of the Company. Mr. Yin graduated from East China Normal University.

The biographical details of Mr. Wu Xiangqian are as follows:

Mr. Wu Xiangqian, aged 48, a researcher in engineering technique applications and a holder of the Doctor of Engineering (Ph.D.). Mr. Wu joined the predecessor of the Company in 1988. He became the deputy head of Jining III Coal Mine of the Company in 2003. He was the deputy head and the chief engineer of Jining III Coal Mine of the Company in 2004. He became the head of Jining III Coal Mine of the Company in 2006. In March 2014, he was appointed as the chairman and general manager of Yanzhou Coal Ordos Neng Hua Company Limited and chairman of Inner Mongolia Haosheng Coal Mining Company Limited. Mr. Wu graduated from Shandong University of Science and Technology.

The biographical details of Mr. Wang Lijie are as follows:

Mr. Wang Lijie, aged 61, a professor, a tutor of Ph.D., current director of the Institute for Energy Economics Research (Beijing) at China University of Mining and Technology, the head of Coal Professional Committee of China Technology and Economy Research Association and the deputy head of Economic Management Professional Committee of China Coal Society. Mr. Wang is a professional technical talent in the coal industry, who enjoys government special allowances. He was the dean of School of Management (Beijing) of China University of Mining and Technology. He mainly engages in research work in mining, energy economics management and policy, business strategy etc. Mr. Wang is also the independent director of Daitong Coal Mine Co., Ltd. and Henan Dayou Energy Co., Ltd.. Mr. Wang graduate from China University of Mining and Technology (Beijing).

The biographical details of Mr. Jia Shaohua are as follows:

Mr. Jia Shaohua, aged 63, a holder of Doctor of Economics (Ph.D.), a researcher enjoying special allowances from the State Council of the PRC, current head of tax education research centre of Central University of Finance and Economics, the vice president of China Finance Tax Law Research Association, and tutor of postgraduate studies at Central University of Finance and Economics, Graduate School of Chinese Academy of Social Sciences, Postgraduate Research Institute of the Ministry of Finance of the PRC. Mr. Jia was the director of the finance department in Ningxia Hui Autonomous Region, the deputy general manager of Hainan Commercial Corporation Company, the deputy head of Jiangxi Province State Inland Revenue Department, the deputy head of Hainan Province State Inland Revenue Department, the dean of Tax Leadership Academy of the State Administration of Taxation, and the chief edition of the China Taxation Publisher etc. Mr. Jia is also the independent director of Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd., JA Solar Holdings Co., Ltd. and Zhuhai Letong Chemical Co., Ltd.. Mr. Jia graduated from the Graduate School of Chinese Academy of Social Sciences.

Subject to the Shareholders’ approval for their respective appointments, each of the above proposed Directors will enter into a service contract with the Company commencing from the conclusion of the 2013 annual general meeting of the Company and ending on the conclusion of the 2016 annual general meeting of the Company.

As far as the Directors are aware and save as disclosed above, Mr. Yin Mingde, Mr. Wu Xiangqian, Mr. Wang Lijie and Mr. Jia Shaohua: (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”).]

The remuneration of Mr. Yin Mingde, Mr. Wu Xiangqian, Mr. Wang Lijie and Mr. Jia Shaohua will be determined at the general meeting of the Company with reference to their duties, responsibilities, experience and the prevailing market conditions.

The term of office of the Directors of the sixth session of the Board is three years.

Save as disclosed above, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Yin Mingde, Mr. Wu Xiangqian, Mr. Wang Lijie and Mr. Jia Shaohua which are required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) and any other matter that needs to be brought to the attention of the Shareholders.

The employees of the Company has nominated Mr. Jiang Qingquan as the candidate for worker representative Director of the sixth session of the Board through democratic election.

The biographical details of Mr. Jiang Qingquan are as follows:

Mr. Jiang Qingquan, aged 50, a senior policy advisor and a senior engineer with a master’s degree. Mr. Jiang joined the predecessor of the Company in 1984. In 1994, he was appointed as the head of the safety supervision office of Yankuang Group. From November 1996 to September 1997, he worked in the division of personnel of Yankuang Group. In 1997, he served as the deputy director of the general hospital of Yankuang Group. From June 1999 to January 2000, he worked in the organization department of Yankuang Group. He was appointed as the secretary of the party committee of railway transportation office of Yankuang Group in 2000. In 2004, he served as the head of the railway transportation office and deputy secretary of the party committee of the Company. He was appointed as the assistant general manager in 2012 and the chairman of labour union of the Company in March 2014. Mr. Jiang graduated from Qufu Normal University and the Party School of Shandong Provincial Communist Committee.

Proposed Change of Supervisors

The resolution on nomination of supervisors of the Company (the “Supervisors”) for the sixth session of the supervisory committee of the Company (the “Supervisory Committee”) was considered and approved at the thirteenth meeting of the fifth session of the Supervisory Committee on 21 March 2014. It was agreed that Mr. Zhang Shengdong and Mr. Zhen Ailan were nominated as the non-worker representative Supervisors of the sixth session of the Supervisory Committee, and decided to submit this resolution to the 2013 annual general meeting of the Company for consideration and approval.

The Company announces that, Mr. Wei Huanmin and Mr. Xu Bentai will cease to act as Supervisors due to expiration of the term of service of the fifth session of the Supervisory Committee with effect from the conclusion of the 2013 annual general meeting of the Company.

Each of Mr. Wei Huanmin and Mr. Xu Bentai confirms that there is no disagreement between him and the Supervisory Committee and the Board, and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders.

The Company announces that, Mr. Shi Xuerang and Mr. Gu Shisheng are proposed to be appointed as non-worker representative Supervisors with the term of service being the same as the sixth session of the Supervisory Committee. Such appointments will be subject to the approval by the Shareholders at the 2013 annual general meeting of the Company.

The biographical details of Mr. Shi Xuerang are as follows:

Mr. Shi Xuerang, aged 59, a senior engineer, a holder of the Executive Master of Business Administration (EMBA) degree, the Company’s director and the deputy party committee secretary of Yankuang Group. Mr. Shi was the deputy general manager of Xinwen Coal Mining Company Limited from 2001 to 2003. He became the deputy general manager of Yankuang Group. in 2003. In January 2014, he was appointed as the deputy party committee secretary of Yankuang Group. He became the Company’s director in 2005. Mr. Shi graduated from Nankai University.

For the years ended 31 December 2013, Mr. Shi Xuerang had not received any remuneration from the Company in respect of his services as a director of the Company.

The biographical details of Mr. Gu Shisheng are as follows:

Mr. Gu Shisheng, aged 53, a senior policy advisor at professor level with a master’s degree. Mr. Gu joined the predecessor of the Company in 1979. He became the deputy party committee secretary of Xinglongzhuang Coal Mine of Yankuang Group in 1996. He was the party committee secretary of the Xinglongzhuang Coal Mine of the Company in 2002. He became the deputy secretary and the minister of the supervisory department of Yankuang Group in 2003. In January 2014, he was appointed as the chairman of the labour union of Yankuang Group. Mr. Gu graduated from the Party School of Shandong Provincial Communist Committee.

Subject to the Shareholders’ approval for their respective appointments, each of the above proposed non-worker representative Supervisor will enter into a service contract with the Company commencing from the conclusion of the 2013 annual general meeting of the Company and ending on the conclusion of the 2016 annual general meeting of the Company.

As far as the Directors are aware and save as disclosed above, [Mr. Shi Xuerang and Mr. Gu Shisheng: (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Shi Xuerang and Mr. Gu Shisheng will not receive any remuneration from the Company for the year ending 31 December 2014.

The term of office of the Supervisors of the sixth session of the Supervisory Committee is three years.

Save as disclosed above, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Shi Xuerang and Mr. Gu Shisheng which are required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

The employees of the Company has nominated Mr. Guo Jun and Mr. Chen Zhongyi as the candidates for worker representative Supervisors of the sixth session of the Supervisory Committee through democratic election.

The biographical details of Mr. Guo Jun are as follows:

Mr. Guo Jun, aged 51, a senior policy advisor at professor level, a senior economist and a holder of Ph.D. in Management. Mr. Guo is currently the secretory of the discipline inspection commission of the Company. Mr. Guo joined the predecessor of the Company in 1980. He became the chief economist of the general manager office of Yankuang Group in 1996 and the deputy head of the general manager office of Yankuang Group in 1997. In 2000, he was appointed as the head of the board office of Yankuang Group and became the head of the advanced board office of Yankuang Group in 2002. He served as the secretary of party committee and deputy head of Baodian Coal Mine of the Company in 2004. Since March 2014, he was appointed as the secretory of the discipline inspection commission of the Company. Mr. Guo graduated from China University of Mining and Technology (Beijing).

The biographical details of Mr. Chen Zhongyi are as follows:

Mr. Chen Zhongyi, ageed 48, a senior policy advisor at professor level with a bachelor degree. Mr. Chen joined the predecessor of the Company in 1986. In 2002, he was the head of the mass work department of the Company, secretary of league committee and deputy chairman of the labour union of the Company. In 2008, he was the deputy chairman of the labour union of the Company. He was appointed as the head of the department of party work of the Company since March 2014. Mr. Chen graduated from the Party School of Shandong Provincial Communist Committee.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

21 March 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC